Hengyi International Industries Group, Inc

No. 1 Xinhua Road, He Ping District,

Tianjin City, China 300021

February 28, 2014

Via EDGAR and Federal Express

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re:	Hengyi International Industries Group Inc.
Item 4.01 Form 8-K
Filed December 6, 2013
Response dated February 24, 2014
File No. 000-54603

Dear Ms. Thompson:

Set forth below is the response on behalf of Hengyi International Industries Group Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 28, 2014 (the “Comment Letter”) concerning the referenced Form 8-K which was filed with the Commission on December 6, 2013, and Response which was filed with the Commission on February 24, 2014. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” and refer to our client, the Company.

We are providing to you under separate cover two copies of, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

Item 4.01 Form 8-K Filed December 6, 2013

1.	We note that your response letter dated February 24, 2014 included several representations that appear to be made by your outside counsel since the response letter is signed by your counsel and appears on your counsel’s letterhead. As previously requested please provide a written statement from the company’s management acknowledging that :

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has revised the response letter as requested.

The company acknowledges that in responding to the Staff’s comments:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Form 8-K/A, please feel free to contact Yue Cao Esq. at ycao@evw.com or (212) 561-3617.

Sincerely,

/s/ Yijun Hu
Yijun Hu
Chief Executive Officer
Hengyi International Industries Group, Inc
No. 2 Xinhua Road, He Ping District
Tianjin City, China 300021

cc:	Yue Cao, Esq.
Eaton & Van Winkle LLP